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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Martin Kauer Name: Christian Felderer Title: Group General Counsel

Date: November 12, 2002

Fidelity holds and manages 10.06% of Converium shares in various funds

We hereby inform you that Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, has acquired 4,022,834 registered shares with 4,022,834 voting rights in Converium Holding AG, Zug. This corresponds to 10.06% of the share capital entered in the Commercial Register. These shares are held and managed by Fidelity International in various funds.

Fidelity provides investment advisory and management services for investors, instrument trusts (international funds) and institutional investors domiciled outside of the United States.

For further information: Zuzana Drozd, Head of Investor Relations, +41 (0)1 639 91 20

Zug, November 11, 2002